EXHIBIT 20.01

                DVL, INC. ANNOUNCES CLOSING OF SECOND ACQUISITION
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New York, New York, August 29, 2001. DVL, Inc. (OTC Bulletin Board: "DVLN")
announced today that it has closed its second transaction involving the purchase of the equity interests in a securitized portfolio of periodic payment receivables with a face amount of approximately $252 million, subject to underlying indebtedness of approximately $127 million. In May 2001, DVL announced the closing of the first acquisition of the equity in four other securitized portfolios of periodic payment receivables totaling approximately $300 million, subject to underlying indebtedness of approximately $200 million. This new transaction brings the total face amount of periodic payment receivables in which the Company owns the equity to approximately $552 million subject to underlying indebtedness of approximately $327 million.

In the latest transaction, DVL paid the purchase price by issuing limited recourse notes in the aggregate amount of $9,100,000, payable from cash flows generated by the underlying receivables. The notes mature on August 15, 2020, bear interest at the rate of 8% annually, and are secured by a pledge of the underlying receivables. The principal amount of the notes and the purchase price may be adjusted, from time to time, based upon the performance of the underlying receivables. In addition, DVL issued warrants for the purchase of one million shares of DVL common stock, exercisable until August 15, 2011 at a price of $.20 per share, and its guaranty of up to $910,000 of the purchase price.

The Company anticipates that the annual incremental net income as a result of this new transaction, will approximate an average of $800,000 per year over the next ten years (approximately $600,000 for 2002 increasing each year for the next 17 years with significant additional income to be realized over the approximate 25 year expected life). This new transaction combined with the first acquisition should yield aggregate average net income of approximately $1,800,000 per year over the next ten years with significant additional net income over the approximate 34 year life of the assets.

Alan Casnoff, President of DVL, said "these acquisitions substantially further our goal of diversifying our asset base and revenue, and are anticipated to provide significant growth in earnings and cash flow over an extended period." Gary Flicker, Chief Financial Officer of DVL, added "as a result of these two acquisitions, we anticipate adding an aggregate of approximately $900,000 ($.05 per basic share) to net income for 2001 and approximately $1,500,000 million ($.09 per basic share) for 2002."

This press release contains statements which constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Included are statements regarding the intent, belief and/or current expectations of the Company and its management. The Company's stockholders and prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those projected in the forward-looking statements. Such risks and uncertainties include, among other things, general economic conditions, and the actual performance of the portfolios of periodic payment receivables and other risks and uncertainties that may be detailed in the Company's reports filed with the Security and Exchange Commission.

DVL, Inc. is a commercial finance and real estate company which owns and services real estate, commercial mortgages, residual interests in securitized portfolios and other diversified commercial and consumer finance assets.

For more information, contact Gary Flicker at (212) 350-9900.